

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

<u>Via E-mail</u>
Michael S. Kagnoff, Esq.
DLA Piper LLP (US)
4365 Executive Drive
San Diego, CA 92121

> **Re: The Active Network, Inc.**
> **Amendment No. 3 to Schedule 14D-9**
> **Filed October 23, 2013**
> **File No. 005-86639**

Dear Mr. Kagnoff:

We have limited our review of your filing to the issues addressed in the following comments.

1.   We note your revisions in response to prior comment 4; however, the reconciliation provided does not appear to be of the most directly comparable financial measure under GAAP. That is, your reconciliation should include net income rather than income from operations. See Question 103.02 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm Please revise.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3419 or me at (202) 551-3641 with any questions.

> Sincerely,
>
> /s/ Geoff Kruczek
>
> Geoff Kruczek
> Attorney-Adviser
> Office of Mergers & Acquisitions